UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

15048560

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

SEC FILE NUMBER
8- 66484

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sykes Financial Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

213 N Market St, Ste 202
(No. and Street)

Washington	NC	27889
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William R. Sykes — 570-839-7776
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr., CPA
(Name – *if individual, state last, first, middle name*)

1555 Northland Dr, Ste 508	West Southfield	MI	48075
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RW 3/14

OATH OR AFFIRMATION

I, William R. Sykes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sykes Financial Service LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NA

PEGGY M RAWLS NOTARY PUBLIC BEAUFORT COUNTY, NC

Wm. R. Sykes
Signature

President
Title

Peggy M. Rawls
Notary Public
My Comm. Expires 12-13-16

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SYKES FINANCIAL SERVICES, LLC
(A LIMITED LIABILITY COMPANY)

ANNUAL FINANCIAL STATEMENTS
DECEMBER 31, 2014

Sykes Financial Services, LLC

FINANCIAL STATEMENTS
For the year ended Decembe 31,2014

TABLE OF CONTENTS

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Sykes Financial Services, LLC
213 N. Market Street
Washington , NC 27889-4949

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Sykes Financial Services, LLC as of December 31, 2014 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Sykes Financial Services, LLC management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provide a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sykes Financial Services, LLC as of December 31, 2014, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Net Capital Computation has been subjected to audit procedures performed with audit of Sykes Financial Services, LLC financial statements. The Net Capital Computation is the responsibility of Sykes Financial Services, LLC's management. My audit procedures included determining whether the Net Capital Computation reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Net Capital Computation. In forming my opinion on the Net Capital Computation, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. § 240 17a-5. In my opinion, the Net Capital Computation is fairly

stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr. CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 16, 2015

Sykes Financial Services, LLC

Statement of Financial Condition
December 31, 2014

ASSETS

Assets:		
Cash		$ 22,545
Commissions receivable		881
Prepaid expenses		3,222
Other current assets		1,218
		$ 27,866

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable - trade		-
Commissions payable		793
	Total Liabilities	793
Member's Equity:		27,073
		$ 27,866

The accompanying notes are an integral part of these financial statements.

Sykes Financial Services, LLC

Statement of Income
For the Year Ended December 31, 2014

Revenues:		
Commissions earned		$ 180,630
Other income		1,796
	Total Revenues	182,426
Expenses:		
Registered representatives compensation		162,289
Regulatory fees and expenses		7,436
Technology, data and communications costs		5,198
Occupancy and equipment expenses		2,329
Supplies		1,781
Travel and entertainment		2,879
Other expenses		598
	Total Expenses	182,510
	Net Income	**$ (84)**

The accompanying notes are an integral part of these financial statements.

Sykes Financial Services, LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2014

Member's equity"	
Contributed capital	$ 25,000
Accumulated income	2,157
Balance at December 31, 2013	$ 27,157
Net income (loss)	(84)
Balance at December 31, 2014	$ 27,073

The accompanying notes are an integral part of these financial statements.

Sykes Financial Services, LLC

Statement of Cash Flows
For the Year Ended December 31, 2014

Cash flows from operating activities:	
Net income	$ (84)
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in operating assets:	
Commissions receivable	153
Prepaid expenses	(310)
Other assets	1
Increase (decrease) in operating liabilities:	
Accounts payable	-
Commissions payable	(2)
Total adjustments	(158)
Net cash used in operating activities	(242)
Cash flows from investing activities:	-
Cash flows from financing activities:	-
Net increase (decrease) in cash	(242)
Cash at beginning of the year	22,787
Cash at end of year	$ 22,545

The accompanying notes are an integral part of these financial statements.

Sykes Financial Services, LLC

Notes to Financial Statements
December 31, 2014

Note 1 -Summary of Significant Accounting Practices
Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Organization
Sykes Financial Services, LLC hereinafter referred to as "the Company", was formed as a domestic limited liability company with the Pennsylvania Department of State on March 9, 2004. The Company has adopted a calendar year end.

Nature of Business
The Company is a broker-dealer registered with the Securities and Exchange (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company's business is limited to selling on an application way basis mutual funds and/or selling variable life insurance or annuities.

Basis of Accounting
The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect al significant receivables, payables, and other liabilities.

Cash and Cash Equivalents
The Company considers as cash or cash equivalents all short-term investments with an original maturity of three months or less, that are not held for sale in the ordinary course of business.

Commissions Receivable - Recognition of Bad Debt
The Company considers commissions receivable to be fully collectible; accordingly no allowances for bad debts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue and Cost Recognition
Commission revenues are recorded by the Company on the setttlement date reported by the investment companies through submitted commission statements. Expenses are recorded as incurred.

Sykes Financial Services, LLC

Notes to Financial Statements
December 31, 2014

Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risks consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Fair Value of Financial Instruments
All of the Company's financial assets and liabilities are carried at market value or at amounts, which because of their short-term nature, approximate current value.

Comprehensive Income
Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ending December 31, 2014, the Company did not have any components of Comprehensive Income to report.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk
Revenue concentrations exist as a function of the Company's limited business of sales of mutual funds, variable insurance, and annuities. The Company is engaged in trading and brokerage activities in which counterparties primarily include other financial institutions. In the event counterparties do not fulfill their obligaton, the Company may be exposed to risk. The risk of defaults depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Sykes Financial Services, LLC

Notes to Financial Statements
December 31, 2014

Income Taxes
The Company is a limited liability company that has elected, with the consent of the single member, to be taxed under the Internal Revenue Code and the Commonwealth of Pennsylvania as a S Corporation. In lieu of corporation income taxes, the shareholder of an S Corporation includes in his individual income tax return his proportionate share of the Company's taxable income or loss. Therefore, no provision, liability or benefit for federal or state income taxes has been included in the accompanying financial statements.

Note 2 - Net Capital Requirements
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

As of December 31, 2014, the Company had net capital of $22,545, which was $17,545 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .035 to 1.

Note 3 - Possession or Control Requirements
The Company does not have any possession or control of customer's funds or securities. There were no materials inadequacies in the procedures followed in adhering to the exceptive provisions of SEC Rule 15c3-3-3(k)(i).

Note 4 - Related Party Transactions
On August 19, 2013, the Company revised its Expense Sharing Agreement with its sole shareholder, whereby it allocates expenses between the Company and the sole shareholder. The agreement provides a formula for allocating office space costs, and the expense of the equipment, supplies, and related overhead. During the year ended December 31, 2014, the Company paid $2,315 under the terms of this agreement.

The sole member of the company is a registered representative within the Company. During the year ended December 31, 2014, the sole member earned commissions of $140,071. As of December 31, 2014, commissions receivable attributable to the sole member were $881.

Sykes Financial Services, LLC

Notes to Financial Statements
December 31, 2014

Note 5 - Customer Accounts Fully Disclosed
The Company does not hold any customer securities. The Company does not have any correspondent services, therefore the Company claims exemption from the reporting requirements of Rule 15c3-3.

Note 6 - SIPC
The Company claims exclusion from membership in the Securities Investors Protection Corporation (SIPC) under Section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 (SIPA) because its business as a broker-dealer is expected to consist exclusively of the distribution of shares of registered open end investment companies or unit investment trusts, and the sale of variable annuities.

In accordance with SEC Rule17a-5(d)6, the Company files a copy of their annual audit report with SIPC.

Note 7 - Commitments, Guarantees and Contingencies
The Company does not have and has never had any commitments, guarantees, or contingencies (arbitrations, law suits, claims, etc.) that may result in a loss or future obligation or that may be asserted against the firm at a future date.

Note 8 - Subsequent Events
Management has evaluated subsequent events through February 16, 2015, which is the date that the Company's financial statements were available to be issued. No material subsequent events have occurred since December 31, 2014 that required recognition or disclosure in the accompanying financial statements.

Sykes Financial Services, LLC

Supplemental Information

Computation and Reconciliaton of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2014

Computation of basic net capital requirements:	
Total members equity qualified for net capital	$ 27,073
Deductions:	
Non-allowable assets	
12b1 fees receivable net of payable to representatives	(88)
Other assets	(4,440)
Total non-allowable assets	(4,528)
Net Allowable Net Capital	**22,545**
Aggregate Indebtedness:	
Account payable - trade	-
Comissions payable	793
Total aggregate indebtedness (AI)	**793**
Computation of basic net capital required:	
Minimum net capital required (6 2/3% of AI)	53
Minimum dollar net capital required for this broker/dealer	5,000
Net capital requirement (greater of above two calculations)	**5,000**
Excess Net Capital	**$ 17,545**
Percentage of aggregate indebtedness to net capital	**3.52%**

Reconciliation of Computation of Net Capital Under Rule 15c3-1:

There are no material discrepancies existing between the above computation and the computation included in the Company's corresponding unaudited Form 17A-5 Part IIA filing. Accordingly, no reconciliation is deemed necessary.

Sykes Financial Services, LLC

Supplemental Information

Information Relating to Exemptive Provision
Requirements Under SEC Rule 15c-3
as of December 31, 2014

Computation for Determination of Reserve Requirements under Rule 15c3-3

The Company qualifies for and claims exemption under subparagraph (k)(1) of the rule, as its business is limited to selling mutual funds on an application basis and/or selling variable life or annuities.

Information Relating to Possession and Control Requirements under Rule 15c3-3

The Company qualifies for and claims exemption under subparagraph (k)(1) of the rule, as its business is limited to selling mutual funds on an application basis and/or selling variable life or annuities.